Exhibit 21.1

Subsidiaries of Goodman Networks Incorporated

Subsidiary	Jurisdiction of Incorporation
Multiband Corporation	Minnesota
Multiband Field Services, Incorporated	Delaware

The preceding list excludes all subsidiaries of Goodman Networks Incorporated, which considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X, and are therefore omitted in accordance with Item 601(b)(21) of Regulation S-K.